Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $1,000,000,000 3.12% Series H Medium-Term Notes First Tranche

TORONTO, August 1, 2019 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced that it intends to redeem all of its $1,000,000,000 3.12% Series H Medium-Term Notes First Tranche due September 19, 2024 (the “Notes”). The redemption will occur on September 19, 2019 (the “Redemption Date”). The Notes are redeemable at par together with accrued and unpaid interest to, but excluding, the Redemption Date. Interest on the Notes will cease to accrue from and after the Redemption Date.

The redemption has been approved by the Office of the Superintendent of Financial Institutions. Notice will be delivered to holders of the Notes in accordance with the terms outlined in the Notes prospectus.

About BMO Financial Group

Serving customers for 200 years and counting, BMO is a highly diversified financial services provider – the 8th largest bank, by assets, in North America. With total assets of $830 billion as of April 30, 2019, and a team of diverse and highly engaged employees, BMO provides a broad range of personal and commercial banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

For Investor Relations Inquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

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